FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  16 March 2009

SIGNET JEWELERS LIMITED
(Translation of registrant's name into English)

Clarendon House,

2 Church Street,

Hamilton HM11,

Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Jewelers Ltd (NYSE and LSE: SIG)	Embargoed until 7.30 a.m. (EST)

    March
16, 2009

Signet Enters Into Amended Borrowing Agreements

Signet Jewelers Ltd (
"Signet"),
the world's largest specialty
retail
jeweler, today announced that it has
entered into
 amended borrowing agreements.

Discussions to make amendments to, and reduce the size of, the Group's borrowing facilities were initiated by Signet in November 2008, in light of a significant deterioration in the economic environment. The goal of the discussions was to provide the Group with additional financial flexibility in the medium term, while more appropriately structuring the borrowing facilities required by the significantly lower level of net debt now expected, based on the Group's revised operating and expansion strategies. Signet anticipates that it will be in compliance with the terms of the original borrowing agreement when it announces results for the year ended January 31, 2009 on March 25, 2009.

The amendments
 relate to the terms of a
$380 million
2013
to
2018
 year
US Private Placement Note Term Series Purchase Agreement entered into on March
30,
2006 (the "Note Purchase Agreement") and a $520 million unsecured multi-currency five year revolving credit facility agreement entered into on June 26, 2008 (the "Facility Agreement").
At January 31, 2009 the amount
drawn
 under the Facility Agreement was $135.0 million.

Under the amended
agreements, Signet will prepay $100 million of the
notes at par plus accrued interest
on March 18, 2009
and
the revolving credit agreement
is
 reduced in size to $370 million
 with immediate effect.
In addition,
 the margin paid on the revolving credit agreement and the coupon on the notes have been increased.
The most stringent
condition
 under the
original
 agreements
was a fixed charge
 cover
 covenant. The definition of this covenant has been amended

to
include depreciation
in
the earnings,
 and
exclude
service charges and rates from expenses. This covenant
 is set
at 1.4:1,
using the amended definition,
until the end of fiscal 2012, equivalent
to a reduction to about 1.1:1 from 1.4:1
 under the former definition of fixed charge cover.
The fixed charge cover is then set at 1.55:1 until the end of fiscal 2013.
The amended agreements
 also
reduce the
permitted
ratio of
net debt to
earnings
 before interest, tax, depreciation and amortization
covenant
to 2:1 from 3:1
(2.5:1 in the third quarter
 of each fiscal year)
and
places restrictions on the Group's ability to
undertake certain activities, including
cash distributions to shareholders.
  A more detailed description of the amendments
is
 set out below.
  Amendment fees and other related
costs of $9.5
 million will be
charged in fiscal 2010.

Walker Boyd, Group Finance Director, commented: "
The amended borrowing agreements give Signet greater long
-
term security
in its financing
and the reduction in facility size more closely matches the future financing requirements of the Group. The conclusion of these negotiations reflects the
strong
 working relationship that Signet has with
our lenders
 and we appreciate their support
of
 the Group in the current difficult economic environment."

Amended Facility Agreement
The terms of
the
amended
Facility
Agreement
(the "
Amended
Facility
 Agreement"),
inter alia, include:
  the ability by Signet to draw $370 million in the form of multi-currency cash advances and the issuance of letters of credit
  ; and
  an increased margin of 2.25% above LIBOR (from 1.20% above LIBOR), subject to adjustment depending on the performance of the Group, with the minimum being increased to 1.75% above LIBOR (from 1.0% above LIBOR) and the maximum being increased to 2.75% above
  LIBOR (from 1.75% above LIBOR).

The continued availability of the Amended Facility Agreement is conditional upon the Group achieving certain financial performance criteria, including those
set out below:
  the ratio of Consolidated Net Debt to Consolidated EBITDA (Earning Before Interest, Tax, Depreciation and Amortization) shall not exceed 2:1 for each quarter,

  except the third quarter when it
  shall not exceed
   2.5:1;
  Consolidated Net Worth (total net
  tangible
  assets) shall
  not fall below $800 million;
  the ratio of EBITDAR (Earnings Before Interest, Tax, Depreciation, Amortization, Rents and Operating Lease Expenditure) to Consolidated Net Interest Expenditure plus Rents and Operating Lease Expenditure excluding Service Charges and Rates shall be equal to or greater than 1.4:1 for the trailing 12 months at each quarter end to January 2012, increasing
   to 1.55:1 until January 2013 and then to 1.85:1 for subsequent periods.

  The ratio of 1.85:1
   is
  equivalent to 1.4:1

  under
  the original Facility Agreement;
  beginning with
  fiscal 2011,
   the facility will be reduced, on a pro rata basis with the notes outstanding (see below), by at least 60% of any reduction in net debt from the prior year end; and
  no "Shareholder
  Returns"
   (defined as
  including dividends, share buybacks or other similar payments) during fiscal 20
  10 or
  fiscal 2011, and thereafter such returns may only be made if the amended
  fixed charge cover is above 1.7:1, there are no subsisting defaults and the directors confirm that they expect Signet to continue to comply with the covenant in the following 12 months.

The Amended Facility
 Agreement

retains
 certain provisions which are customary for this type of agreement, including standard "negative pledge" and "pari passu" clauses.

Amended Note Purchase Agreement
Coincidental to entering into the Amended Facility
 Agreement,
 amendments were made to the Note Purchase Agreement.
The original Note Purchase Agreement took the form of fixed rate investor certificate notes ("Notes"). These Notes represent 7, 10 or 12 year maturities, with Series (A) $100 million 5.95% due 2013; Series (B) $150 million 6.11% due 2016 and Series (C) $130 million 6.26% due 2018. The financial covenants
 of the
original
Note Purchase Agreement were
substantially the same as in
the original Facility Agreement.

The terms of
the
amended
Note Purchase Agreement ("
Amended
Note Purch
ase Agreement"), where they are
different to those in the Amended Facilities Agreement
disclosed above,

are, inter alia:
  the
  coupo
  n was increased by an additional 2.0% (subject to a further 1.0% increase until fiscal 2013 if the amended
  fixed charge coverage ratio is less than
  1.6:1,
   and an additional 1.0% increase if
  Note

  holders are subject to increased capital charges

  as a result of a requirement to post additional reserves under applicable insurance regulations, as determined by the insurance regulator
  )
  ;
  to prepay $100 million at par plus accrued interest on March 18, 2009. Subsequent prepayment offers, at par, are to be made in February of each of the following years - 2010, 2011, 2012 and 2013. The minimum amount of each such offer being the Note holders' pro

  rata share of 60% of any reduction in net debt that occurred over the preceding fiscal year. Any proportion of the
  2011,
  2012 or 2013 offers
   rejected by Note

  holders may be applied to Shareholder Returns,
   as defined in the Amended Facility
   Agreement; and
  subsequent to January 2013, Shareholder R
  eturns may only be made if total
   offers
   to prepay
   of
   $190 million of the Notes
  have been made,

  and that an additional prepayment offer at a 2% premium to par has also
  been made, in which case the Shareholder Returns may be no greater than the proportion of the additional offer rejected by the Note holders.

Enquiries:	Walker Boyd, Group Finance Director	+1 441 296 5872
	Tim Jackson, Investor Relations Director	+1 441 296 5872

Signet operated 1,959 specialty retail jewelry stores at January 31, 2009; these included 1,401 stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At the same date Signet also operated 558 stores in the
UK
, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetjewelers.com.
See also
www.kay.com
, www.jared.com, www.hsamuel.co.uk and www.ernestjones.co.uk
.

INVESTOR RELATIONS PROGRAM DETAILS

Full Year Results, Wednesday, March 25, 2009

The Full Year Results for the 52 weeks ended January 31, 2009 are expected to be announced at 7.30 a.m. EST on Wednesday, March 25, 2009. On that day there will be a conference call chaired by Terry Burman at 9.00 a.m. EST (1.00 p.m. GMT and 6.00 a.m. Pacific Time) and a simultaneous audio webcast with slide presentation available at www.signetjewelers.com. The dial-in details for the conference call are:

US dial-in:	+1 718 354 1171
US 48hr. replay:	+1 718 354 1112	Pass code: 4086123#

European dial-in:	+44 (0) 20 7138 0816
European 48hr. replay:	+44 (0) 20 7806 1970	Pass code: 4086123#

Citi
Retail Reverse Roadshow, to be held in
London
 on Friday, March
 27,
 2009

Signet will be taking part in the Citi Retail Reverse Roadshow to be held in
London
 on Friday, March 27
, 2009
. Present will be Walker Boyd, Group Finance Director and Tim Jackson, Investor Relations Director.
Morgan Stanley Retail Field Trip,
Wednesday, April
1
, 2009

Signet will be taking part in the Morgan Stanley Retail Field Trip on
Wednesday, April
1, 2009 in
Phoenix,
Arizona. Present will be Walker Boyd, Group Finance Director and Mark Light, Chief Executive Officer of the US Division.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words "expects," "intends," "anticipates," "estimates," "may," "forecast," "objective," "plan" or "target," and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewelry sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group's business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the "Risk and Other Factors" section of the Annual Report & Accounts of Signet Group plc furnished as an exhibit to its Report on Form 6-K furnished with the U.S. Securities and Exchange Commission on May 1, 2008 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realized. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET JEWELERS LIMITED

By: /s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

Date: 16 March 2009